Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Organization
Apptio Europe Limited	United Kingdom
Apptio France SAS	France
Apptio GmbH	Germany
Apptio Nordic ApS	Denmark
Apptio NL B.V.	The Netherlands
Apptio Pty Ltd.	Australia
Apptio Singapore PTE. LTD.	Singapore
Apptio Technology Canada Ltd.	Canada
Technology Business Management Council Ltd.	United States